April 5, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert Shapiro, Branch Chief

RE:        Broadridge Financial Solutions, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2021
Filed August 12, 2021

File No. 001-33220

Dear Mr. Shapiro:

The Company respectfully acknowledges the letter dated March 22, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (the “Form 10-K”). Set forth below is the response of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the Staff’s letter. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.  To assist your review, we have retyped the text of your comments below.

Form 10-K for Fiscal Year Ended June 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1.
You disclose that recurring fee revenues increased $296.7 million primarily by growth from 5pts of new business onboarding, 3pts of internal growth, and 2pts related to the impact of acquisitions. On page 38 you disclose that "Closed sales," which you define as an estimate of the expected annual recurring fee revenue for new client contracts, were $238.9 million for the fiscal year ended June 30, 2020. Please tell us how this estimate of annual recurring fee revenue for new client contracts compared to the actual increase in recurring fee revenue in fiscal 2021 attributable to new client contracts obtained in fiscal 2020. Please also clarify whether fiscal 2021 revenue from fiscal 2020 new client contracts is considered "new business onboarding" or "internal growth" when you discuss your fiscal 2021 results of operations.

Please also revise your disclosure of the definition of "Closed sales" on page 37 to describe how you estimate such amounts. While you define "Closed sales" as an annualized amount, please consider whether titling the measure "Annualized closed sales" may help to improve investors understanding and avoid confusion as to the nature of the figure when disclosed in quarterly periods.

RESPONSE:

The Company respectfully acknowledges the Staff’s comments.  We will address each of the Staff’s questions with respect to this comment by first reiterating the specific question(s) asked by the Staff as noted in bold below, followed by the Company’s response(s) to each question(s).

On page 38 you disclose that "Closed sales," which you define as an estimate of the expected annual recurring fee revenue for new client contracts, were $238.9 million for the fiscal year ended June 30, 2020. Please tell us how this estimate of annual recurring fee revenue for new client contracts compared to the actual increase in recurring fee revenue in fiscal 2021 attributable to new client contracts obtained in fiscal 2020.

Total Closed sales in fiscal year 2020 were $238.9 million, of which $57.1 million resulted in recurring fee revenues in fiscal year 2020, $79.2 million resulted in recurring fee revenues in fiscal year 2021, and the remaining approximate $102.5 million of fiscal year 2020 Closed sales is expected to result in recurring fee revenue in future years following the date the clients go live with the Company’s services.  In addition to recognizing $79.2 million of recurring fee revenue in fiscal year 2021 related to Closed sales that occurred in fiscal year 2020, the Company also recognized $56.2 million of recurring fee revenue in fiscal year 2021 related to total fiscal year 2021 Closed sales and recognized approximately $55.8 million of recurring fee revenue in fiscal year 2021 attributable to Closed sales that occurred in periods prior to fiscal year 2020.

As noted above, a portion of a given year’s Net New Business recurring fee revenue growth is derived from both current year Closed sales, as well as prior year Closed sales, as the Company notes that large Closed sales can take up to 12 to 24 months or longer to convert a client onto its platform and begin generating revenue.  As a result, the Company believes that isolating the amount of Net New Business generated from any particular year of Closed sales is not a material metric in understanding how management analyzes the Company’s operating performance.  Rather, the Company views Closed sales as an operating metric that provides investors with additional insight into current demand for our products and solutions and an indicator of future revenue growth.

Please also clarify whether fiscal 2021 revenue from fiscal 2020 new client contracts is considered "new business onboarding" or "internal growth" when you discuss your fiscal 2021 results of operations.  Please also revise your disclosure of the definition of "Closed sales" on page 37 to describe how you estimate such amounts.

The first twelve months of recurring fee revenue recognized from a Closed sale is discussed as new business onboarding that is the primary driver of the growth in Net New Business.  Growth in recurring fee revenues past the initial twelve month period is captured as part of internal growth.  The Company also notes on page 37 of the Company’s Form 10-K the factors that comprise an estimation of Closed sales, specifically “contract terms, expected client volumes or activity, knowledge of the marketplace and experience with our clients, among other factors”, all of which are factors when estimating the amount of Closed sales.

In future filings, the Company will include the following enhanced language in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to further clarify the relationship between Closed sales, Net New Business and Internal Growth (additions to existing language are underlined):

“Net New Business” refers to recurring revenue from Closed sales for the initial twelve-month contract period after which the client goes live with the Company’s service(s), less recurring revenue from client losses.

Internal Growth is a component of recurring fee revenue and generally reflects year over year changes in existing services to our existing customers’ multi-year contracts beyond the initial twelve month period in which it was included in Net New Business.

While you define "Closed sales" as an annualized amount, please consider whether titling the measure "Annualized closed sales" may help to improve investors understanding and avoid confusion as to the nature of the figure when disclosed in quarterly periods.

The Company respectfully acknowledges the Staff’s comment.  The Company believes that in combination with the definition enhancements above, specifically the revised definition of “Net New Business” as well as adding a definition of “Internal Growth”, and its existing disclosure on page 37 of the Form 10-K, specifically “Closed sales represent an estimate of the expected annual recurring fee revenue for new client contracts that were signed by Broadridge in the current reporting period” explains that such metric is an annualized amount.     The term “current reporting period” refers to the reporting period to which Closed sales are quantified, which could be a quarter to date, year to date and/or full fiscal year view.  Therefore, we would prefer to maintain our current titling of the term “Closed sales”.

Analysis of Consolidated Statements of Earnings
Fiscal Year 2021 Compared to Fiscal Year 2020, page 39

2.	Please quantify the effects of changes in volume and price on revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  The Company’s business is substantially volume driven with different components of volumes and prices for various service lines.  Price, while an essential element in determining the amount of revenue realized, is generally not the primary driver of the Company’s overall revenue growth, except in cases such as changes in postage rates which impacts distribution revenues.  We also note that in certain parts of the Company’s Investor Communication Solutions segment, prices for recurring fee revenue services are regulated (e.g. equity proxy).  The Company’s period over period revenue growth is also driven by growth that is neither volume nor price related, but rather is from new services provided to new and existing clients and from acquisitions.  As such, we focus investors and other users of our financial statements on recurring fee revenues as we believe it is our most important revenue category in understanding how management measures and evaluates the Company’s ongoing operational performance, and we provide additional disclosure on the key drivers of changes in our recurring fee revenues.  The key drivers of change in recurring fee revenue relate to the date new services go live to our existing and new customers, less recurring revenue from client losses (referred to as “Net New Business”), internal growth from the increase in existing services to our existing customers, which is substantially driven by changes in volume of services provided (referred to as “Internal Growth”), and revenue from recent acquisitions that have not yet been included in our financial results for a full twelve-month period.

In addition, the Company’s Event-driven fee revenues are based on the number of special events and corporate transactions that the Company’s Investor Communication Solutions segment processes, and while highly repeatable, may not recur on an annual basis.  This revenue stream is substantially all driven by changes in total volumes processed year over year.  Finally, distribution revenues primarily include revenues related to physical mailing of materials all of which relates to our Investor Communication Solutions segment.  The volume of recurring and event-driven activity that the Company processes directly impacts distribution revenues as does the change in pricing of postage rates and related materials.

As it relates to internal volume growth from our recurring fee revenues, the Company’s key performance indicator disclosures on page 36 of the Form 10-K provide key operating metrics it uses in evaluating its business results and identifying trends affecting its business.  Specifically, this disclosure identifies two categories of growth metrics:  Record Growth, which relates to our Investor Communication Solutions segment and includes two subcategories (Equity proxy growth, Mutual fund interims growth), and Internal Trade Growth, which relates to our Global Technology and Operations segment.

In future filings, the Company will further clarify the relationship between volume-based growth and overall revenue growth, including the associated key operating metrics noted above.  While changes in price are not a primary driver of changes in the Company’s overall revenue, the Company will also disclose any significant impact of price changes on our overall revenue where applicable (e.g. significant increases in postage rates that impact distribution revenue).  To illustrate this concept using the Company’s analysis of changes in consolidated revenues as disclosed in the Form 10-K, the Company will include the following revised disclosure (additions to existing language are underlined):

Revenues increased $464.7 million, or 10%, to $4,993.7 million from $4,529.0 million.

•
Recurring fee revenues increased $296.7 million primarily by growth from 5pts of new business onboarding, 3pts of Internal Growth, and 2pts related to the impact of acquisitions. Internal Growth of 3pts was driven by ~~the growth in~~ higher Record Growth in equity and interim positions in ICS of 26% and 10%, respectively compared to the prior year period, as well as ~~and primarily~~ higher equity trade volumes in GTO driving an overall Internal Trade Growth of 12% compared to the prior year period.  These drivers of Internal Growth were partially offset by lower interest rates on cash balances we hold for retirement accounts, lower customer communication volumes, and lower GTO license revenues.

•	Event-driven fee revenues increased $59.3 million primarily from ~~due to~~ increased volume of activity in equity contests and mutual fund proxy and other communications.

•	Distribution revenues increased $104.1 million primarily from the increase in the volume of customer and regulatory communications as well as the mix of customer communication mailings.

Analysis of Consolidated Statements of Earnings
Fiscal Year 2021 Compared to Fiscal Year 2020, page 39

3.
Please revise to quantify factors to which changes are attributed for the increase in operating expenses. For example, you disclose that cost of revenues increased due to higher distribution costs, higher operating costs from acquisitions and related amortization expense, and other operating expenses including higher compensation. Please also explain the underlying reasons for these factors. Finally, discuss variances in these costs at the segment level. Refer to Item 303(b)(2)(i) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  In future filings, the Company will quantify the factors to which changes are attributed for operating expenses as well as further clarify the underlying reasons for these factors in its discussion of the Company’s analysis of consolidated statements of earnings.  The Company will also discuss variances in operating costs at the segment level as part of its discussion of the Company’s analysis of reportable segments.  To illustrate an example of the Company’s future disclosure to address such items, the Company has provided enhancements to its fiscal year 2021 explanations of consolidated cost of sales as well as selling, general and administrative expenses as set forth in the analysis of consolidated statements of earnings contained in the Form 10-K (additions to existing language are underlined):

Total operating expenses. Operating expenses increased $410.9 million, or 11%, to $4,315.0 million from $3,904.1 million as a result of an increase in both cost of revenues and selling, general and administrative expenses:

•Cost of revenues - The increase of $305.6 million in cost of revenues primarily reflects (i) higher volume related ~~distribution~~ expenses including postage, distribution costs and fees paid to Nominees of $153.0 million,  (ii) higher operating costs from acquisitions and related amortization expense totaling ~~of~~ $71.1 million driven by the Company’s acquisition of Itiviti in May of 2021 as well as acquisitions made during fiscal year 2020 that were not in our results of operations for the full fiscal year ended June 30, 2020, and (iii) other higher operating expenses of $81.5 million, including higher compensation expense.

•Selling, general and administrative expenses - The increase of $105.2 million in selling, general, and administrative expenses primarily reflects (i) spend on growth and other initiatives of $47.4 million in support of overall business growth, (ii) higher ~~performance-based~~ compensation of $42.4 million driven by higher wages and performance-based compensation, and (iii) the impact of acquisitions of $15.4 million driven by the Company’s acquisition of Itiviti in May of 2021 as well as acquisitions made during fiscal year 2020 that were not in our results of operations for the full fiscal year ended June 30, 2020.

In future filings, the Company will also provide similar enhancements to quantify and further explain segment earning fluctuations in its analysis of reportable segments, as applicable.

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures
Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted Net Earnings and
Adjusted Earnings Per Share, page 43

4.
We note you recognized a $45.3 million adjustment for Real Estate Realignment and COVID-19 Related Expenses for the fiscal year ended June 30, 2021. Please separately identify the amounts for each major component of this adjustment. To provide clarity to investors, consider disclosing the major types of COVID-19 related expenses and how these amounts were determined.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment on the Company’s disclosure of Real Estate Realignment and Covid-19 Related Expenses on page 43 of the Form 10-K, the Company notes that Real Estate Realignment and Covid-19 Related Expenses consist of two major components, as follows:

•
Real Estate Realignment Expenses:  Real estate realignment expenses (“Real Estate Realignment Expenses”) associated with the exit of certain of the Company’s leased facilities in response to the Covid-19 pandemic, which consist of the impairment of certain right of use assets, leasehold improvements and equipment, as well as other related facility exit expenses directly resulting from, and attributable to, the exit of these leased facilities.  These amounts totaled $29.6 million as of June 30, 2021 and were quantified on Page 42 as part of the Other section of the Company’s Analysis of Reportable Segments in the Form 10-K.

•
Covid-19 Related Expenses:  Direct and incremental expenses incurred by the Company to protect the health and safety of Broadridge associates during the Covid-19 outbreak, including expenses associated with monitoring the temperatures for associates entering our facilities, enhancing the safety of our office environment in preparation for workers to return to Company facilities on a more regular basis, ensuring proper social distancing in our production facilities, personal protective equipment, enhanced cleaning measures in our facilities, and other safety related expenses (collectively, “Covid-19 Related Expenses”).   These amounts totaled $15.7 million as of June 30, 2021.

In future filings, the Company will separately disclose the total amounts of expense associated with each of the two aforementioned major components of the Real Estate Realignment and Covid-19 Related Expenses (Real Estate Realignment Expenses; Covid-19 Related Expenses).  In addition, the Company will also add the following additional disclosure to its future filings to further describe the nature of these expenses:

Real Estate Realignment and Covid-19 Related Expenses are comprised of two major components:  Real Estate Realignment Expenses, and Covid-19 Related Expenses.  Real Estate Realignment Expenses are expenses associated with the exit of certain of the Company’s leased facilities in response to the Covid-19 pandemic, which consist of the impairment of certain right of use assets, leasehold improvements and equipment, as well as other related facility exit expenses directly resulting from, and attributable to, the exit of these leased facilities.  Covid-19 Related Expense are direct and incremental expenses incurred by the Company to protect the health and safety of Broadridge associates during the Covid-19 outbreak, including expenses associated with monitoring the temperatures for associates entering our facilities, enhancing the safety of our office environment in preparation for workers to return to Company facilities on a more regular basis, ensuring proper social distancing in our production facilities, personal protective equipment, enhanced cleaning measures in our facilities, and other safety related expenses.

Consolidated Financial Statements for the Years Ended June 30, 2021 and 2020
Notes to Consolidated Financial Statements
Note 11. Other noncurrent assets, page 82

5.
Regarding deferred client conversion costs and start-up costs of approximately $774 million at June 30, 2021, please revise to describe the judgments used in determining the amount of the costs incurred to obtain or fulfill a contract with a customer, and the closing balances of assets recognized from the costs incurred to obtain or fulfill a contract by main category of asset. Refer to ASC 340-40-50-2 and 50-3.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment regarding disclosures related to deferred client conversion costs and start-up costs and the requirements of ASC 340-40-50-2 and 50-3, in future filings, the Company will include the following additional disclosure as part of its Note 2, Summary of Significant Accounting Policies:

H. Deferred Client Conversion and Start-Up Costs. Direct costs incurred to set up or convert a client’s systems to function with the Company’s technology~~, that are expected to be recovered,~~ are generally deferred and recognized on a straight-line basis over the service term of the arrangement to which the costs relate, which commences when the client goes live with our services.  ~~after client acceptance when the processing term begins.~~ The key judgment for determining the amount of costs to be deferred relates to the extent to which such costs are recoverable.  This estimate includes (i) projected future client revenues, including variable revenues, offset by an estimate of conversion costs including an estimate of onboarding costs as well as ongoing operational costs, and (ii) an estimate of the expected client life.  This is also the basis for which the Company assesses such costs for impairment.  ~~he Company evaluates the carrying value of deferred client conversion and start-up costs for impairment on the basis of whether these costs are fully recoverable from the expected future undiscounted net operating cash flows of the client to which the deferred costs relate.~~  These deferred costs are reflected in Other non-current assets in the Consolidated Balance Sheets at June 30, 2021 and June 30, 2020, respectively. Refer to Note 11, “Other Non-Current Assets” for a further description of the Company’s Deferred client conversion and start-up costs.

In addition, in future filings the Company will include the following disclosure of the closing balances of its Deferred client conversion and start-up costs in its financial statement footnotes (note:  amounts below are as of the fiscal year ending June 30, 2021, and will be updated in future filings to represent the then current balances, as applicable):

The two main categories of assets comprising Deferred client conversion and start-up costs of $773.7 million as of June 30, 2021 consisted of costs incurred to set-up or convert a client’s systems to function with the Company’s technology of $761.7 million, as well as cash incentives paid to clients as an inducement to enter into a revenue contract of $12.0 million.  Deferred client conversion and start-up costs of $433.8 million as of June 30, 2020 consisted of costs incurred to set-up or convert a client’s systems to function with the Company’s technology of $418.9 million, as well as cash incentives paid to clients as an inducement to enter into a revenue contract of $14.9 million.

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Please feel free to contact me at 516-472-5032, or David Lisa, Chief Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ Edmund Reese
Edmund Reese
Corporate Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

Lyn Shenk

Broadridge Financial Solutions, Inc.

Timothy C. Gokey, Chief Executive Officer
Keir Gumbs, Chief Legal Officer
David J. Lisa, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary